Goodwin Procter llp Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
November 3, 2011
VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated September 12, 2011
Cole Real Estate Income Strategy (Daily NAV), Inc. (f/k/a Cole Real Estate Income Trust, Inc.)
Amendment No. 3 to Registration Statement on Form S-11, filed August 26, 2011
File No. 333-169535
Dear Mr. Dang:
     On behalf of our client, Cole Real Estate Income Strategy (Daily NAV), Inc. (f/k/a Cole Real Estate Income Trust, Inc.) (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated September 12, 2011 (the “Comment Letter”), with respect to Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-169535) filed by the Company on August 26, 2010. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today by the Company via EDGAR, reflecting changes to the Registration Statement discussed below. Page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 4.
General
1.	Please revise to remove the use of the term “open-ended” when describing yourself throughout this document.

In response to this comment, the Company has struck the reference to “open-ended” throughout the Registration Statement and has replaced that term with “perpetual-life”.

Mr. Duc Dang
Cole Real Estate Income Strategy (Daily NAV), Inc.
November 3, 2011

2.	Please provide us with a sample of the disclosure format you will use for your NAV updates. The format should include the components used to calculate NAV.
In response to this comment, the Company has supplementally submitted a sample pricing supplement and the quarterly disclosure which notes the components of NAV as of a specific point in time. Please note that the Company expects this template disclosure to evolve as proceeds from the offering are invested and the portfolio grows in size and complexity.
Prospectus Cover Page
3.	We note your added disclosure on pages 15 and 30 that purchases of your common stock by your directors, officers and other affiliated persons will be included for purposes of determining your ability to break escrow. Please include similar disclosure on the prospectus cover page.
The prospectus cover page has been revised to note that purchases of the Company’s common stock by its directors, officers and other affiliated persons will be included for purposes of determining the Company’s ability to break escrow.
Investment Strategy, page 62
4.	We note the additional disclosure that your portfolio will reflect the composition of the NPI. Please revise to clarify that your returns are not intended to track the returns illustrated by the NPI.
The Company has revised the disclosure on page 65 to note that its returns are not intended to track the returns illustrated by the NPI.
Adverse Business and Other Developments, page 121
5.	We note your response to comment 9 of our letter dated June 10, 2011 and the additional footnotes disclosed on pages A-26 and A-27. Please revise your disclosure in this subsection to highlight the distributions that were sourced from offering proceeds and borrowings.
The Company has revised the disclosure on pages 128-129 to note the distributions that were sourced from offering proceeds and borrowings.

Mr. Duc Dang
Cole Real Estate Income Strategy (Daily NAV), Inc.
November 3, 2011

Buying Shares, page 168
6.	On page 169, you indicate that, normally you would not anticipate that your NAV will generally vary significantly from one day to the next. Please revise to clarify how you will notify purchasers of significant changes to your business and operations that are not reflected in the prior day’s NAV. Please refer to Rule 159 of the Securities Act of 1933.
It is the Company’s belief that such a change from one business day to the next is increasingly unlikely as the Company raises capital and acquires a diversified portfolio. As specific inputs are quantified with respect to the impact of changes in our business and operations, they will be reflected in NAV and they will be the subject of ongoing disclosure. As noted on page 29 of the Registration Statement, material changes in NAV could result from events such as a termination or renewal of material leases, material changes in vacancy rates at significant properties or structural or environmental conditions developing at significant properties. These are the kinds of events that unfold over a period of time, whether days, weeks or even months. Upon becoming aware of them, the advisor and the independent valuation expert would assess information as it becomes available and determine any effect on NAV as promptly as practicable, but it is unlikely that a material impact on NAV would come suddenly and unexpectedly. Therefore the Company expects that under foreseeable circumstances, unfolding events and their potential impact on the Company’s business and operations would be disclosed in the Company’s regular periodic reports and prospectus supplements filed with the SEC and, to the extent prior forward-looking disclosures of contingencies, trends or evolving conditions have not been adequately disclosed in such reports, would be promptly disclosed in current reports filed with the SEC.
The Company respectfully submits that its situation is no different than that faced by other issuers conducting continuous public offerings, whether or not those issuers are offering their securities at a fixed or variable price. For instance, information regarding significant changes to the business and operations of an issuer is just as important for a potential investor in a fixed price offering as it is for an investor in a variable price offering, given that in both instances such changes could impact the underlying value of the issuer. It is possible, though rare, that over the life of any such offering in extraordinary circumstances a sudden event of sufficient magnitude could occur such that immediate intra-day disclosure is necessary. In that event, standard disclosure protocols trigger any combination of prospectus supplements, press releases, Form 8-K filings and postings to the issuer’s website. The Company would expect to use these same methods of disclosure if necessary to disseminate information as quickly as practicable so that investors can take any action they deem appropriate, but these would be rare circumstances, and by definition not the kind of situations that can easily be predicted ahead of time. Therefore, the Company does not believe that it would be feasible, or for that matter helpful to investors, to script any specific mechanism to deal with situations that can only be dealt with in real time as they occur. The Company is mindful of its obligations under Rule 159 and endeavors to make all appropriate disclosures as

Mr. Duc Dang
Cole Real Estate Income Strategy (Daily NAV), Inc.
November 3, 2011

promptly as practicable in a manner designed to reach investors as effectively as possible, particularly investors who have submitted subscriptions for new shares.
     If you should have any questions about this letter or require any further information, please call me at (617) 570-1531 or David Roberts at (617) 570-1039.
Very truly yours,
/s/ Ettore A. Santucci
Ettore A. Santucci

cc:	Kristina Aberg
Kimberly J. Smith
David H. Roberts